Exhibit 15.1

The Board of Directors and Stockholders

Kansas City Southern de México, S.A. de C.V.

Re: Registration Statement on Form S-4 of Kansas City Southern de México, S.A. de C.V. in connection with the offer to exchange up to $300 million 8% Senior Notes due 2018.

With respect to the subject registration statement, we acknowledge our awareness of the use therein of our report dated July 27, 2010, related to our review of interim financial information.

Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.

Kansas City, Missouri

September 13, 2010